E:	Lou@bevilacquapllc.com

T:	202.869.0888

W:	bevilacquapllc.com

January 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Michael Purcell, Laura Nicholson, Brian McAllister and Shannon Buskirk

Re:	Toppoint Holdings Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed January 10, 2025

File No. 333-281474

Ladies and Gentlemen:

We hereby submit the responses of Toppoint Holdings Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated January 13, 2025, providing the Staff’s comments with respect to the Company’s Amendment No. 5 to Registration Statement on Form S-1. Concurrently with the submission of this letter, the Company is filing the Amendment No. 6 to Registration Statement on Form S-1 via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 5 to Registration Statement on Form S-1

General

1.	Please revise your Summary Compensation Table to include compensation information for each of your last two completed fiscal years, including the fiscal year ended December 31, 2024. Refer to Item 402(n) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our registration statement to update our Summary Compensation Table to include compensation information for each of our last two completed fiscal years, including the fiscal year ended December 31, 2024.

PG. 2 January 14, 2025

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100) or Hok C Chan, Chief Executive Officer of Toppoint Holdings Inc. at (551) 866-1320.

Sincerely,

/s/ Louis A. Bevilacqua, Esq.
Louis A. Bevilacqua, Esq.
Bevilacqua PLLC

cc:	Hok C Chan, Toppoint Holdings Inc.